

13001057

PE 1/22/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Scott H. Richter
LeClairRyan
scott.richter@leclairryan.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 3/19/13

Re: Fauquier Bankshares, Inc.
Incoming letter dated January 22, 2013

Dear Mr. Richter:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to Fauquier Bankshares by David M. van Roijen. We also have received a letter from the proponent dated January 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David M. van Roijen

*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Fauquier Bankshares, Inc.
Incoming letter dated January 22, 2013

The proposal requests an advisory vote that the company refrain from adding new branch offices until the dividend has been restored to 80 cents per share.

There appears to be some basis for your view that Fauquier Bankshares may exclude the proposal under rule 14a-8(i)(7), as relating to Fauquier Bankshares's ordinary business operations. Accordingly, we will not recommend enforcement action if Fauquier Bankshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Fauquier Bankshares relies.

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVID M. VAN ROIJEN

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
2013 FEB -4 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 27,2013

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D. C. 20549

Re: Fauquier Bankshares proxy proposal

Dear Ladies and Gentlemen;

The Fauqier Bankshares, Inc. has requested no-action on my proxy proposal because it deals with a matter relating to ordinary business operations and because it contains false and misleading statements. First, I would like to indicate that as stated in my original letter to the bank, they should have felt free to contact me with any questions or problems and resolve these issues. My intention is merely to provide the shareholders an opportunity to voice an advisory and non-binding opinion to management, similar to (a say on pay).

I believe that all relevant proxy proposals might be determined to involve ordinary business operations. As such, they might be deemed restrictive to management's ability to do their job. However, in this case, unlike those of Minnesota Corn Processors, LLC (April 3, 2002), The Allstate Corporation (February19, 2002), General Dynamics Corporation (March 23, 2000), McDonald's Corporation (March3, 1997), Long Island Lighting Company (March 28, 1985),Allis-Chalmers Corporation (March 9, 1978), Sears, Roebuck and Company (March 6, 1980) and CSE Corporation (March 9, 1978) in which I believe all proscribe specific actions or limitations on management; the proxy proposal in question merely provides the shareholders the avenue to offer an advisory non-binding opinion to management! In Grimes v. Centerior Corp. the shareholder proposal again proscribes an action which involves dictating day-to-day decisions of the corporation. In the Fauquier Bankshares proposal this is clearly not the case based on the advisory nature of the proposal.

In the second matter of false and misleading statements: This shareholder acknowledges that the bank does not provide transcripts of shareholders meetings and as such the statement was made regarding the profitability of new branches based upon my notes. The shareholder will readily accept the bank's time frame and statement thereof in the proposal given that the full transcript is provided to the S.E.C. and shareholder.

Other matters: The bank objects to the Proposal relating to the adding of new branch offices "in any form". The shareholder has no objection to the removal of those three words from the proposal. Again, the paramount purpose of the proposal is not to manage or micro-manage the company's operations, but rather to provide an opportunity for the shareholders to offer a unified view of what they deem most significant to their interests. The shareholder believes that given the increased restrictions in each of the last three years to shareholder comments and the restrictions on time for comments at the meetings and the inability of many shareholders from different parts of the country to attend the annual shareholders meeting that such a voice is right of the shareholders and not a restriction on management's ability to operate in the normal course of business.

Conclusion: The proxy proposal with amendments as stated above should be presented to the shareholders of Fauquier Bankshares as it neither seeks to be false or misleading in any way. Nor does the Proposal seek to manage/ micro-manage or in any way direct the officers and directors in a way other than they in their prudent judgment would otherwise act.

Most Respectfully Submitted,



David van Roijen

cc: Scott H. Richter
Edna T. Brannan



January 22, 2013

Via Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Fauquier Bankshares, Inc. – Omission of Shareholder Proposal by David M. van Roijen Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Fauquier Bankshares, Inc., a Virginia corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to omit a shareholder proposal submitted by Mr. David M. van Roijen (the "Proponent") from the Company's proxy materials for its 2013 annual meeting of shareholders (the "2013 Proxy Materials").

The Proponent submitted his shareholder proposal on December 7, 2012 (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons described below, the Company respectfully requests that the Commission's Division of Corporation Finance not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7), or alternatively, in reliance on Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j) of the Exchange Act, this letter is being submitted no less than 80 days before the Company files its definitive 2013 Proxy Materials with the Commission, which it expects to do on April 19, 2013.

The Company is sending a copy of this letter to the Proponent. Please be advised that the Company has agreed to forward promptly to the Proponent any response from the Division of Corporation Finance to this no-action request that is transmitted by electronic mail or facsimile to the Company only.

E-mail: scott.richter@leclairryan.com
Direct Phone: 804.343.4079
Direct Fax: 804.783.7621

951 East Byrd Street, Eighth Floor
Richmond, Virginia 23219
Phone: 804.783.2003 \ Fax: 804.783.2294

I. TEXT OF THE PROPOSAL

The text of the Proposal is as follows:

"I hereby propose an advisory vote that the company refrain from adding new branch offices in any form until the shareholder dividend has been restored to 80 cents per share (the 2008 level)."

II. GROUNDS FOR EXCLUSION

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if the proposal concerns a matter relating to the company's ordinary business operations. The Commission stated in its release accompanying the 1998 amendments to Rule 14a-8 that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder's meeting." SEC Release No. 34-40018 (May 21, 1998). In the release, the Commission also described the principal considerations for the ordinary business exclusion:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . .
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . . ."

The Company is a one bank holding company that engages in business primarily through The Fauquier Bank, a Virginia state-chartered bank and wholly-owned subsidiary of the Company. The primary federal bank regulatory agency for the Company and The Fauquier Bank is the Board of Governors of the Federal Reserve System. The deposits at The Fauquier Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). As a regulated financial institution, the Company is required to conduct its operations in a safe and sound manner, and to prudently manage its equity capital to withstand the impact that economic and other factors have on its operations. If permitted, the Proposal would give shareholders the ability to make a recommendation regarding expending capital for dividend payouts rather than for growth and related business initiatives. Such decisions are a fundamental part of the Company's business and management's ability to run the Company.

The strategies of branching and dividend payout are also fundamental parts of the Company's business. In the ordinary course of its business operations, the Company's management team and Board of Directors evaluates opportunistic growth opportunities through new branch openings and branch acquisitions. Decisions with respect to capital management and dividend payments are made after management has carefully reviewed and analyzed the impact of a proposed action on the Company's financial condition, bearing in mind numerous business operational factors. This review and analysis of branching and dividend strategies requires complex and detailed information and knowledge about the Company's financial forecasts and current and long-term business plans, information which is not generally available to shareholders. The Proposal would, if permitted, allow shareholders to micro-manage the Company by making a recommendation regarding its pursuit of growth opportunities and execution of capital initiatives. Accordingly, the Company does not believe the Proposal is appropriate for shareholder action.

The Commission has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) when the proposals relate to a company's decisions regarding capital expenditures and the operation of its facilities. See, e.g. *Minnesota Corn Processors, LLC* (April 3, 2002) (proposal related to building a new corn processing plant); *The Allstate Corporation* (February 19, 2002) (proposal requiring the company to cease operations in a particular state); *General Dynamics Corporation* (March 23, 2000) (proposal related to obtaining precious metals without relinquishing current cash and mineral reserves); *McDonald's Corporation* (March 3, 1997) (proposal recommending the company protect public park land when selecting building locations); *Long Island Lighting Company* (March 28, 1985) (proposal requiring the company to eliminate certain capital expenditures until the common stock dividend is restored to previous level); *Allis-Chalmers Corporation* (March 3, 1982) (proposal recommending the company invest in existing facilities rather than acquire new facilities); *Sears, Roebuck and Co.* (March 6, 1980) (proposal requesting a company's board to adopt a policy favoring store development in certain locations); and *CSE Corporation* (March 9, 1978) (proposal regarding the method of acquisition of branch office space).

Courts have also permitted the exclusion of similar proposals as pertaining to ordinary business operations. In *Grimes v. Centerior Energy Corp.*, 909 F.2d 529 (D.C. Cir. 1990), a shareholder submitted a proposal which would have prohibited the company from making any capital or construction expenditures in a calendar year in excess of the cash amount paid to shareholders as dividends in the preceding calendar year, without the prior consent of the shareholders. The court held that the company could exclude the proposal from its proxy materials under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) because the proposal would involve the shareholders in routine day-to-day decisions. *Grimes* at 532.

In limited circumstances, however, the Commission has found certain proposals relating to capital expenditures to be so important that they no longer can be considered ordinary business decisions. These proposals generally involve extraordinary capital expenditures or important public policy considerations. See *Detroit Edison Company* (Feb. 13, 1980) (finding that a proposal requiring shareholder approval of any project whose capital expenditure would exceed five hundred million dollars could not be excluded because "a capital expenditure of five hundred million dollars has such major implications for the future of the Company that it transcends the realm of ordinary business operations"); see also *General Public Utilities Corporation* (Mar. 11, 1980) (finding that a proposal to focus new power plant construction on non-nuclear sources of energy could not be excluded because it involved "broad policy considerations beyond the company's ordinary business"). The Proposal presented by the Proponent is not limited to extraordinary capital expenditures and does not involve important public policy considerations.

The Proposal relates to adding new branch offices "in any form" and therefore allows shareholders to make a recommendation regarding even minimal capital expenditures for purposes of expanding the Company's operations. As online and mobile banking become more popular, the banking industry has responded by developing branch offices that are cheaper to establish and require fewer employees. These low-cost branches include loan production offices, mobile branches (vehicle) and offices that utilize touch screens and other technology to reduce staffing needs, and may include other low-cost forms in the future. Banks may also open new branch offices through FDIC-assisted branch acquisitions, which can be relatively inexpensive. Such branching activities, among others, constitute ordinary business operations of the Company.

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements

Rule 14a-8(i)(3) allows a company to omit a shareholder proposal and supporting statement if either is contrary to the proxy rules established by the Commission. Rule 14a-9, a proxy rule, prohibits the inclusion of false or misleading statements in proxy materials. The staff of the Commission has indicated that a company may exclude statements contained in a proposal, or may exclude a proposal in its entirety, where the proposal contains statements that the company "demonstrates objectively" are "materially false and misleading." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The third sentence contained in the Proposal's supporting statement is materially false and misleading. Such statement is reproduced in its entirety as follows: "The bank has acknowledged at the May 19th 2009 shareholders meeting that new bank branches lose money on the average for between 4-8 years; therefore, any further addition of branches or forms thereof at this time would logically hinder the restoration of the dividend to its original level and make misleading the above vision statement!"

The Company did not make such acknowledgement at its 2009 annual meeting of shareholders. The Proponent's recollection is correct that management did address the issue of branch profitability at such meeting but stated that, in general, for traditional brick and mortar bank branches, the Company's historical experience is that it takes two to three years for a branch office to become profitable. Such two to three year time period is far different than the time period suggested by the Proposal, which is not based on fact, is false and would mislead shareholders of the Company if permitted to be included in the Company's 2013 Proxy Materials. Furthermore, the profitability time period stated by Company management in 2009 does not relate to non-traditional branch offices, examples of which are set forth in Section II.A. above. Such non-traditional forms of branch offices may have much shorter "open date to profitability date" time periods. Because the Proposal contains a materially false and misleading statement, the Company believes Proposal is excludable under Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes the Proposal may be omitted from its 2013 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, or alternatively, under Rule 14a-8(i)(3) because the Proposal contains false and misleading statements.

The Company hereby respectfully requests that the Commission's Division of Corporation Finance not recommend that enforcement action be taken by the Commission against the Company if the Company so excludes the Proposal from its 2013 Proxy Materials.

Should you disagree with the Company's position, or if any additional information is desired in support of the Company's position, we would appreciate an opportunity to confer with you before the issuance of a response. If you have any questions or need additional information, please feel free to call me at (804) 343-4079.

Sincerely,



Scott H. Richter

Enclosure

cc: David M. van Roijen
Randy K. Ferrell, Fauquier Bankshares, Inc.
Eric P. Graap, Fauquier Bankshares, Inc.

DAVID M. VAN ROIJEN

FISMA & OMB Memorandum M-07-16

Exhibit A

Board of Directors
Fauquier Bank
10 Courthouse Square
P.O. Box 561
Warrenton, Virginia 20188

Dec 7, 2012

Re: 14a-8 Shareholder proposal

Dear Board of Directors;

As permitted, I would like to recommend a proposal for the next shareholder proxy. I am a shareholder of "record" and have been so continuously for at least a year and will continue to hold those securities through the date of the next shareholder meeting.

I hereby propose an advisory vote that the company refrain from adding new branch offices in any form until the shareholder dividend has been restored to 80 cents per share (the2008 level).

In support of this proposal it shall be indicated that the bank has stated in its Vision Statement, "We provide an above-market return for our shareholders balancing profitability and prudent growth." Since 2008, at the peak of the economic recession, two new branches and a new location for the View Tree Branch added costs, while the dividend has been drastically cut to 48 cents annually. The bank has acknowledged at the May 19th 2009 shareholders meeting that new bank branches lose money on average for between 4-8 years ; therefore, any further addition of branches or forms thereof at this time would logically hinder the restoration of the dividend to its original level and make misleading the above vision statement!

Thank you for considering this advisory proposal and should you have any questions, problems or refinements to discuss, please feel free to contact me directly.

Most Sincerely,



David van Roijen